UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-42466

3 E Network Technology Group Limited

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On October 28, 2026, the board of directors (the “Board of Directors”) of 3 E Network Technology Group Limited (the “Company”) approved a further 2-for-1 consolidation of the Company’s issued and unissued shares, such that, (i) every two (2) issued and unissued class A ordinary shares, par value US$0.005 per share, be consolidated into one (1) class A ordinary share, par value US$0.01 per share, in the Company and (ii) every two (2) issued and unissued class B ordinary shares, par value US$0.005 per share, be consolidated into one (1) class B ordinary share, par value US$0.01 per share, in the Company (the “Further Share Consolidation”).

As previously disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on October 23, 2026, the Board of Directors approved a 2-for-1 share consolidation on October 10, 2026. The Further Share Consolidation, together with the previously announced 2-for-1 share consolidation, will result in a cumulative 4-for-1 share consolidation (the “Consolidation”).

The Company’s class A ordinary shares, par value US$0.01 per share, will continue to trade on the Nasdaq Capital Market under the symbol “MASK” and are expected to begin trading on a post-Consolidation basis when the market opens on October 30, 2026.

On October 28, 2026, the Company issued a press release announcing the Further Share Consolidation. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer, Director

Date: October 29, 2026

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